UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 5 December, 2007

5 December, 2007

Ms Emma Badhni
Senior Advisor, Issuers (Sydney)
Australian Stock Exchange
Level 6, 20 Bridge Street
Sydney NSW 2000

By e-mail to emma.badhni@asx.com.au

Dear Ms Badhni

Re:  Novogen Limited - Price Query

The following is in response to the questions raised in your emailed correspondence received 4 December, 2007:

1.	There is no outstanding matter that could account for the recent share price reduction.
Recent announcements to the market:
•	have highlighted the progress the Company is making in its research and development activities;
•
since the Company’s Annual Shareholder’s Meeting the market has been advised on advances in the clinical development of the anti-inflammatory drug candidate NV-52, and the well attended European symposium focused on phenoxodiol as an investigational drug for ovarian cancer management;

•
phenoxodiol is now in a phase III multi-centred international double blind controlled clinical trial for the treatment of platinum resistant ovarian cancer, and patient recruitment has commenced in Australia, Europe and the US;

•	the Company holds 72% of the US NASDAQ listed oncology company Marshall Edwards, Inc.;
•	the Company holds 72% of the US based wound healing company Glycotex, Inc.;
•	it was advised at the Company’s Annual General Meeting that the cash reserves of the Group were A$50.7 million.

2.	Not applicable;

3.
The Company is not aware of any explanation that would account for any share price decrease in the face of positive news flows and the advancing position of the Company in its pre-clinical and clinical development programs;

4.	The Company confirms that it has and will continue to comply with the requirements of the Listing Rules and in particular Listing Rule 3.1.

Yours sincerely

Ron Erratt
Company Secretary

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0305
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

4 November 2007

Mr Ronald Erratt
Company Secretary
Novogen Limited
140 Wicks Road
North Ryde NSW 2113

By email

Dear Ronald

Novogen Limited (the “Company”)

RE: PRICE QUERY

We have noted a change in the price of the Company’s securities from $1.59 on 26 November 2007 to $1.28 at the time of writing today.

In light of the price change, please respond to each of the following questions.

1.    Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2.    If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

 Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3.    Is there any other explanation that the Company may have for the price change in the securities of the Company?

4.     Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at emma.badhni@asx.com.au or by facsimile on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.D.S.T.) on Wednesday, 5 November 2007.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the ’s securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

• The reasons for the trading halt.
• How long you want the trading halt to last.
• The event you expect to happen that will end the trading halt.
• That you are not aware of any reason why the trading halt should not be granted.
• Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

(sent electronically without signature)

Emma Badhni
Senior Adviser, Issuers (Sydney)

Direct Line: (02) 9227 0305